# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

River Glen Cocktails, Inc.
14545 S Military Trail J190
Delray Beach, FL 33484
http://riverglencocktails.com

Up to $1,234,998.83 in Class B Common Stock at $2.21
Minimum Target Amount: $14,999.27

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# Company:

**Company:** River Glen Cocktails, Inc.
**Address:** 14545 S Military Trail J190, Delray Beach, FL 33484
**State of Incorporation:** DE
**Date Incorporated:** May 04, 2023

# Terms:

### Equity

**Offering Minimum:** $14,999.27 | 6,787 shares of Class B Common Stock
**Offering Maximum:** $1,234,998.83 | 558,823 shares of Class B Common Stock
**Type of Security Offered:** Class B Common Stock
**Purchase Price of Security Offered:** $2.21
**Minimum Investment Amount (per investor):** $351.39

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*


**Investment Incentives & Bonuses***


Time-Based Perks

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive a Kentucky 10 Hat

Tier 2 Perk — Invest $1000+ and receive a Kentucky 10 Hat and Tshirt

Tier 3 Perk — Invest $5,000+ and receive a Kentucky 10 Golf Shirt, two hats and two t-shirts.

Tier 4 Perk — Invest $10,000+ and receive 2 cases of Kentucky 10 Bourbon 4 Golf shirts and two hats + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 6 cases of Kentucky 10 Bourbon 6 golf shirts, 6 hats, 6 t-shirts and a Kentucky 10 bartender party + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 18 cases of Kentucky 10 Bourbon and brand owner distillery tour and tasting + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks* *will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

River Glen Cocktails, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.21 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $221. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

<u>**Company Overview**</u>

River Glen Cocktails, Inc is a C-Corp organized under the laws of the state of Delaware.

The Adult Beverage business consists of three main segments. Spirits, Beer, and Wine. All have a different federal tax rate and all have slightly different rules and regulations. River Glen with Kentucky 10 Bourbon will remain in the Spirits space. Every state has slightly different taxes and regulations. We focus on the top opportunities by state and account groups.

River Glen owns 51% of Kentucky 10 Bourbon. We will take this product to market and will make per-case income on these sales. We will be investing in production and the sales and marketing of the brand. We intend to grow the product to levels that will interest a buyout from the larger industry players. These multinationals typically pay between $1000 and $2000 per case on the purchase of brands. We will be introducing new items into the US market in the future as well. River Glen also owns Noteworthy Bourbons. We will be launching that brand in August. This brand is 90% owned by River Glen.

River Glen has a simple way to bring items to market. Our leadership has been in the industry for over 30 years and we know how to create and build brands.

We purchase products from our 49% partner ensuring the highest quality ingredients and results. We then sell that to our wholesale partners that take the product to market throughout their respective territories. We work with Citadel Beverages to take our product to wholesalers throughout the country. They are contracted to sell through such esteemed distributors as Breakthru Beverage, RNDC, Horizon Beverages, Athens Distributors, General Wholesale, General Wine and Spirits, Johnson Brothers, and Monsieur Touton among others.

## Corporate History

River Glen Cocktails, Inc was initially organized as a Florida LLC and converted to a Delaware LLC on March 23, 2023. River Glen later formed a C-Corp subsidiary River Glen Cocktails, Inc, to be the operating entity.

*Competitors and Industry*

## Competitors

Each distillery and brand are slightly different even with similar ingredients. A recent 70% sale by Wilderness Trail to Campari for $420 million is an example of the attraction of the small boutique brands garnered from the largest competitors. Penelope Bourbon is another example of a smaller craft spirit attracting a multinational as they recently sold for $220 million to MGP. The smaller companies do the leg work and start to build a brand when the larger firms commonly purchase them outright. We have the industry connections to start the brand growth and then attract buyers.

https://www.law360.com/articles/1605287

## Industry

The spirits industry handles the ups and downs of the financial markets equally well. The business has several barriers to entry but the success that can be created by a firm that understands all of the obstacles and can navigate through them often succeeds for decades. The larger multinationals continue to buy smaller regional niche items with an eye on international growth.

We are focusing on markets that have strong wholesalers and retail groups to work with on placing and promoting Kentucky 10.

*Current Stage and Roadmap*

## Current Stage

We have sold over 60,000 bottles in our first full 12 months. We have another 1000 cases being produced over the next few weeks that have been pre-sold into our wholesale network. This will bring River Glen revenue to over $1 million by the 12-month mark.

River Glen exists to bring top-quality items to market in profitable, educated, and nimble ways. We have access to supply and we bring ideas and brands to market that have demand.

<u>Future Roadmap</u>

We are planning to utilize the raised money on production, marketing, and staffing. We are highly focused on markets that have purchased and driving re-orders. We will grow the distribution network significantly in 2023.

NH, CT and Grand Cayman have recently launched. We will launch WI June 1, KS July 1, and AZ, CO and NV in the fall.

We will also be looking into other items and potential line extensions in the Bev. Alc business.

We plan to drive volume to attract a larger multinational in the next few years. These larger companies continue to purchase smaller start-up brands for significant multiples. The difficult work is completed so they are willing to spend aggressively.

# The Team

## Officers and Directors

**Name:** Brendan Feeley

Brendan Feeley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Principal Accounting Officer, and Director
  **Dates of Service:** January, 2022 - Present
  **Responsibilities:** Manage all aspects of the company. Brendan holds 92.23% equity in River Glen, LLC, which owns 100% of River Glen Cocktails, Inc., and receives an annual salary of $300,000. Brendan works 50 hours per week for River Glen.

Other business experience in the past three years:

- **Employer:** Citadel Beverages, LLC.
  **Title:** CEO
  **Dates of Service:** January, 2020 - Present
  **Responsibilities:** Manage all aspects of the company. Brendan works 30 hours per week for Citadel.

**Name:** Lawrence M Sheppard

Lawrence M Sheppard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** EVP of Sales
  **Dates of Service:** January, 2022 - Present
  **Responsibilities:** Directs all Sales functions for River Glen. $150,000 annual salary. Lawrence works 30 hours per week at River Glen.

Other business experience in the past three years:

- **Employer:** Citadel Beverages, LLC.
  **Title:** EVP of Sales
  **Dates of Service:** July, 2020 - Present
  **Responsibilities:** Managed all sales with Wholesale partners in the US and Citadel Sales team nationally. Lawrence works 30 hours per week at Citadel.

Other business experience in the past three years:

- **Employer:** Affinity Beverages
  **Title:** National Director of Sales
  **Dates of Service:** January, 2019 - July, 2020
  **Responsibilities:** Managed all Wholesalers in the US for sales and promotions

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential

investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

### Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

### Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

### If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

### We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

*We are reliant on one main type of service*
All of our current services are variants on one type of service, the sale of alcoholic beverages. Our revenues are therefore dependent upon the market for online capital formation.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only pre-manufactured our flavored Bourbon. Delays or cost overruns in the development of our flavored bourbon and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with No Voting Rights*
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*The Convertible Promissory Notes have no rights to vote until the date of maturity*
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation

event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are competing against other recreational activities*

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

*We are an early stage company and have not yet generated any profits*

River Glen LLC was formed on May 3, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. River Glen LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### *We have existing patents that we might not be able to protect properly*

One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

### *Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### *The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

### *We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

# Ownership and Capital Structure; Rights of the Securities

## Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| River Glen, LLC (Brendan Feeley holds 92.23% equity in River Glen, LLC) | 8,900,000 | Unknown | |
| River Glen, LLC (Brendan Feeley holds 92.23% equity in River Glen, LLC) | 8,400,000 | Unknown | 100.0% |
| River Glen, LLC (Brendan Feeley holds 92.23% equity in River Glen, LLC) | 5,667,000 | Class A Common Stock | |

## The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 558,823 of Class B Common Stock.

### Class A Common Stock

The amount of security authorized is 7,500,000 with a total of 5,667,000 outstanding.

#### Voting Rights

One vote per share.

#### Material Rights

There are no material rights associated with Class A Common Stock.

### Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

#### Voting Rights

There are no voting rights associated with Class B Common Stock.

#### Material Rights

There are no material rights associated with Class B Common Stock.

### Preferred Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

*Voting Rights*

There are no voting rights associated with Preferred Stock.

*Material Rights*

The board of directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, any any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences, and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

## What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,150,000.00
  **Number of Securities Sold:** 5,667,000
  **Use of proceeds:** Formation of C-Corp operating entity.
  **Date:** May 04, 2023
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Year ended December 31, 2021 compared to year ended December 31, 2022.

**Revenue**

Revenue for fiscal year 2021 was $0 compared to $802,575 in fiscal year 2022.

We launched our first brand in March of 2022 and began recording sales for Kentucky 10 Bourbon at that time.

## Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $445,875 in fiscal year 2022.

We launched our first brand in March of 2022. Kentucky 10 Bourbon.

## Gross margins

Gross margins for fiscal year 2021 were $0 compared to $356,700 in fiscal year 2022.

Sales of our first Product began in March of 2022.

## Expenses

Expenses for fiscal year 2021 were $0 compared to $1,194,874 in fiscal year 2022.

Production costs, marketing and promotional and product development along with manpower were the expenses for 2022 that resulted in the increase.

## Historical results and cash flows:

The Company is currently in the growth stage and pre-production on our second product stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because sales for Kentucky 10 Bourbon continue to grow and will be followed by our flavored bourbon launch. Past cash was primarily generated through sales and equity investments. Our goal is to continue to increase sales of Kentucky 10 bourbon significantly while creating new income with our second brand.

# Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of March 1, 2023, the Company has capital resources available in the form of a capital contribution of $100,000. The company has $52,000 cash on hand as of May 2023.

The company projects sales and resupply of items that produce income for us and we plan to continue manufacturing product to take to market. The continued production of Kentucky 10 Bourbon followed by the first production runs of Noteworthy Flavored Whiskey will be funded almost entirely by the fundraise.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are critical to our company operations.

These funds are required to support production, marketing and manpower to drive distribution for both brands.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for three months. This is based on a current monthly burn rate of $100,000 for expenses related to inventory, marketing and sales group. We anticipate doubling our volumes which will cost roughly $100,000 per month in production costs.

The Company plans to continue to pay its sales and marketing arm, Citadel Beverages, a set fee of 50k per month plus 10% of the shipped FOB or sales price to the distributor. This along with the CEO's salary, some social media, accounting, and legal fees will cover all of the company's expenses on a monthly basis. The Company plans to partner with The Accelerator Group to pre-pay for its Bourbon barrels on Kentucky 10 to guarantee the volumes needed to attain the projections on sales. This will work like a line of credit with the group. The same TAG group will be financing the production costs of the Company's new brand creation, Noteworthy Flavored Bourbon.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for two years. This is based on a current monthly burn rate of $100,000 for expenses related to inventory, marketing and sales group.

The Company plans to continue to pay its sales and marketing arm, Citadel Beverages, a set fee of 50k per month plus 10% of the shipped FOB or sales price to the distributor. This along with the CEO's salary, some social media, accounting, and legal fees will cover all of the company's expenses on a monthly basis. The Company plans to partner with The Accelerator Group to pre-pay for its Bourbon barrels on Kentucky 10 to guarantee the volumes needed to attain the projections on sales. This will work like a line of credit with the group. The same TAG group will be financing the production costs of the Company's new brand creation, Noteworthy Flavored Bourbon.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has not contemplated additional future sources of capital including a second raise.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Pre-Money Valuation:** $12,524,070.00

**Valuation Details:**

River Glen Cocktails, Inc. ("River Glen" or the "Company") determined its pre-money valuation based on the assumption that the opportunity, total addressable market, revenue multipliers, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. Our transition for a REG. D offering to StartEngine Crowdfunding includes a higher valuation due specifically to including the second item Noteworthy flavored Bourbon in the company. The valuation was calculated by incorporating the below:

**Comparable Competitor Companies (Revenue Multiplier)**

1. The revenue for Kentucky 10 Bourbon is based on the 12-month number of 9-liter cases sold. A 9-liter case contains 12 bottles, so 5,000 cases would equal 60,000 bottles sold. This gives us total revenue of $1.2 million (60,000 bottles x $20 per bottle or $230 per case).

Comparing the revenue of Kentucky 10 Bourbon to the revenue of Penelope Bourbon and Wilderness Trail Bourbon. Based on the information provided, Penelope Bourbon sells 25,000 9-liter cases and Wilderness Trail Bourbon sells 50,000 9-liter cases. Let's assume a slightly higher retail price of $50 per bottle and revenue per case for each brand, which would be the revenue of $10.5 million for Penelope Bourbon (25,000 cases x $420 per case) and $21 million for Wilderness Trail Bourbon (50,000 cases x $420 per case).

2. Calculating the revenue multiple for Penelope Bourbon selling for $220 million with a current revenue of 10.5 million equates to a 21x multiple. While Wilderness Trail

Bourbon has revenues of 21 million and sold for $470 million, their revenue multiple is 22x.

3. Applying a revenue multiple to Kentucky 10 Bourbon's revenue to arrive at an estimated enterprise value (EV). Based on the revenue multiples for Penelope Bourbon and Wilderness Trail Bourbon, we can assume a conservative revenue multiple of 10.5x for Kentucky 10 Bourbon. This would give us an estimated enterprise value of $12.5 million ($1.2 million x 10.5x).

## Market Growth & Trends

The bourbon category in the spirits business is very healthy when compared to other alcoholic beverage categories. Bourbon, due to a very difficult barrier to entry for new brands specifically because of availability will help us continue to grow Kentucky 10 and because of our access to the product, we can launch a new flavored item quickly and successfully. We believe bourbon and tequila are tremendous growth categories where supplies are struggling to keep pace with demands.

## The Company's IP

We hold the trademarks for our Kentucky 10 Bourbon and Noteworthy Flavored Bourbon as well. We believe the IP for Kentucky 10 Bourbon is an exceptional brand and image coming from one of the top bourbon producers in the world. It is the 10th oldest distillery in Kentucky and first opened in 1885, which brings significant added value and creates an ability to visit a home place. The IP for Noteworthy with its very easy-to-understand premium value proposition can open up the brand to extend the line of flavors each with musical or memorable themes.

While the IP was not factored directly into the Company's pre-money valuation figure, we believe it is an added factor for its justification.

## Management's Prior Achievements & Success

Our team has an extensive background in helping larger firms launch and grow brands well into the tens and hundreds of thousands of cases per year volumes. Mr. Feeley had extensive experience in the illustrious Brown Forman Corporation as well as the Phillips Distilling company launching and helping brands grow for nearly 30 years. Mr. Feeley worked on such prestigious brands as Jack Daniels Tennessee whiskey, Woodford Reserve Bourbon, and Old Forester Bourbon, with a focus on their Birthday Bourbon collections. This experience nurturing development and growth of significant-sized brands along with the ability to see the market opportunities provide guidance that most firms can not buy.

Mr. Sheppard has worked with Mr. Feeley for the past 12 years developing and launching brands in the industry to include flavored whiskeys, bourbons, irish whiskeys, and non-alcoholic products. Every decision goes through a critical review of potential and profitability. They work with wholesalers to gain traction in key markets with key chains. This critical starting point helped to launch Kentucky 10 Bourbon quickly to its goal of 60,000 bottles in year one. Mr. Sheppard's decades of experience provide world-class relationships that are the envy of the industry. These help River Glen attain uncommon results.

### Business Partnerships & Relationships

The company has extensive industry relationships that span all of North America. They have deep ties to the wholesaler networks throughout the US and Canada and continue to look for opportunities in the Caribbean and South/Central American markets. Along with the wholesale relationships they maintain strong relationships within the retail network to include the largest chains throughout the US. A simple list would include current distribution in several significant statewide relationships such as ABC and Winn Dixie, Beverages and More, Liquor Barn, Kappys, Binnys, Go Puff, Kroger, Total Wine, and more. Access to these largest retailers and wholesalers is an invaluable asset. These relationships take decades to cultivate and maintain.

For the reasons above, the Company believes its $12,524,070 pre-money valuation is justified.

*The Company set its valuation internally, without a formal third-party independent evaluation.*

*The pre-money valuation has been calculated on a fully diluted basis. The Company has three classes of securities authorized (Class A Common Stock; Class B Common Stock; and Preferred Stock), with only Class B Common Stock outstanding.*

## Use of Proceeds

If we raise the Target Offering Amount of $14,999.27 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,998.83, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  We will be utilizing 20% of the raise on Marketing. We have social media and local media incorporated in the numbers.

- *Research & Development*
  6.0%
  We will be finalizing our second product and utilizing 6% of these proceeds on R&D.

- *Company Employment*
  15.0%
  We utilize a shared sales service group and will need to pay for that and some internal management. This will come out of the Production, Marketing, Working capital and Distribution programs 15% of the raise.

- *Operations*
  3.0%
  This will be 3% of the total raise. We feel that the sales will continue to provide the majority of the operational costs.

- *Inventory*
  50.5%
  This requires 50% of the funds. We have to pay upfront for the product to be produced and we will wait up to 60-90 days to be paid from those original production dates.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://riverglencocktails.com (http://riverglencocktails.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/riverglen

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

## EXHIBIT B TO FORM C

## FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR River Glen Cocktails, Inc.

*[See attached]*

**River Glen Cocktails, Inc.**

**Financial Statements**

**with**

**Independent Accountants' Review Report**
**May 17, 2023**

# Table of Contents

**BRIAN H. ROSENBERG**
**Certified Public Accountant**

**Independent Accountant's Review Report**

**Shareholders of**
**River Glen Cocktails, Inc.**

I have reviewed the accompanying financial statements of River Glen Cocktails, Inc., which comprise the balance sheet as of May 17, 2023, and the related statements of income, changes in owner's equity and cash flows then ended. A review includes primarily applying analytical procedures to owners' financial data and making inquiries of company owners. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
My responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of River Glen, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



BR, CPA

Delray Beach, Florida

May 17, 2023

160 Congress Park Drive, Suite 117 • Delray Beach, FL 33445
Phone: 561-278-9280 • Fax: 561-431-3786 • email: bhrcpa@gmail.com

# River Glen Cocktails, Inc.
## Balance Sheet
## As of May 17, 2023

| ASSETS | | |
|---|---|---|
| **Current Assets** | | |
| **Checking/Savings** | | |
| TD Bank | $ | - |
| **Total Checking/Savings** | | - |
| **Total Current Assets** | | - |
| **Fixed Assets** | | |
| **Intangible Assets** | | |
| Kentucky 10 Bourbon IP | | 2,000,000 |
| Noteworthy Flavored Bourbon IP | | 1,000,000 |
| **Total Intangible Assets** | | 3,000,000 |
| **Total Fixed Assets** | | 3,000,000 |
| **TOTAL ASSETS** | | 3,000,000 |
| **LIABILITIES & EQUITY** | | |
| **Equity** | | |
| Capital Account | | 3,000,000 |
| **Total Equity** | | 3,000,000 |
| **TOTAL LIABILITIES & EQUITY** | $ | 3,000,000 |

# River Glen Cocktails, Inc.
## Statements of Income
## May 4, 2023 - May 17, 2023

| | | |
|---|---:|---:|
| **Ordinary Income/Expense** | | |
| **Income** | | |
| **Sales** | $ | - |
| **Total Income** | | 0 |
| **Cost of Goods Sold** | | |
| **Cost of Goods** | | 0 |
| **Total COGS** | | 0 |
| **Gross Profit** | | 0 |
| **Expense** | | |
| **Auto and Truck Expenses** | | 0 |
| **Bank Service Charges** | | 0 |
| **Legal Expenses** | | 0 |
| **Manpower** | | 0 |
| **Marketing & Promotional** | | 0 |
| **Product Development** | | 0 |
| **Total Expense** | | 0 |
| **Net Ordinary Income** | | 0 |
| **Net Income** | $ | - |

# River Glen Cocktails, Inc
## Statement of Owner's Equity
## May 4, 2023 - May 17, 2023

5

| | | |
|---|---|---|
| Owner's Equity at May 4, 2023 | $ | - |
| Owner's Contributions | | 0 |
| Net Income | | 0 |
| Owner's Equity at May 17, 2023 | $ | - |

# River Glen Cocktails, Inc.
## Statement of Cash Flows
## May 4, 2023 - May 17, 2023

| | | |
|---|---|---|
| Cash at beginning of period | $ | - |
| **OPERATING ACTIVITIES** | | |
| Net Income | | - |
| **INVESTING ACTIVITIES** | | |
| Net cash provided by Investing Activities | 0 | |
| **FINANCING ACTIVITIES** | | |
| Owner's Contribution | | - |
| Net cash provided by Financing Activities | | - |
| Net cash increase for period | | - |
| Cash at end of period | $ | - |

# Notes to the Financial Statements

**Note 1 - Description of the Organization**

River Glen Cocktails, Inc. was established May 4, 2023, which is wholly owned by River Glen, LLC.   The entity will be used to raise additional capital per the agreement with Start Engine.

**Note 2 – Subsequent Events**

River Glen Cocktails, Inc. has evaluated subsequent events through May 17, 2023, which is the date the financial statements were available to be issued.  River Glen Cocktails, Inc. is not aware of any material subsequent events.

**Note 3 – Entity to Continue as a Going Concern**

The ability of the Company to continue as a going concern is dependent upon the success of the business plan and raising of additional capital.  The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**River Glen Cocktails, Inc.**
**Balance Sheet**
**As of May 17, 2023**

**River Glen, LLC**

**Financial Statements
with
Independent Accountants' Review Report
December 31, 2021**

# Table of Contents

**BRIAN H. ROSENBERG**
**Certified Public Accountant**

## Independent Accountant's Review Report

Owners of
River Glen, LLC

I have reviewed the accompanying financial statements of River Glen, LLC, which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in owner's equity and cash flows then ended. A review includes primarily applying analytical procedures to owners' financial data and making inquiries of company owners. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

### Management's Responsibility for the Financial Statements

Owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of River Glen, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

### Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



BR, CPA

Delray Beach, Florida

April 6, 2023

160 Congress Park Drive, Suite 117 • Delray Beach, FL 33445
Phone: 561-278-9280 • Fax: 561-431-3786 • email: bhrcpa@gmail.com

# River Glen, LLC
# Balance Sheet
# As of December 31, 2021

3

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| **Checking/Savings** | | |
| TD Bank | $ | - |
| **Total Checking/Savings** | | - |
| **Total Current Assets** | | - |
| **TOTAL ASSETS** | | - |
| **LIABILITIES & EQUITY** | | |
| **Equity** | | |
| Owner's Contribution | | - |
| Net Income | | - |
| **Total Equity** | | - |
| **TOTAL LIABILITIES & EQUITY** | $ | - |

# River Glen, LLC
## Statements of Income
## January 1, 2021 - December 31, 2021

| | | |
|---|---:|---:|
| **Ordinary Income/Expense** | | |
| **Income** | | |
| **Sales** | $ | - |
| **Total Income** | | 0 |
| **Cost of Goods Sold** | | |
| **Cost of Goods** | | 0 |
| **Total COGS** | | 0 |
| **Gross Profit** | | 0 |
| **Expense** | | |
| **Auto and Truck Expenses** | | 0 |
| **Bank Service Charges** | | 0 |
| **Legal Expenses** | | 0 |
| **Manpower** | | 0 |
| **Marketing & Promotional** | | 0 |
| **Product Development** | | 0 |
| **Total Expense** | | 0 |
| **Net Ordinary Income** | | 0 |
| **Net Income** | $ | - |

# River Glen, LLC
## Statement of Owner's Equity
### January 1, 2021 - December 31, 2021

5

| | | |
|---|---|---|
| Owner's Equity at January 1, 2021 | $ | - |
| Owner's Contributions | | 0 |
| Net Income | | 0 |
| Owner's Equity at December 31, 2021 | $ | - |

# River Glen, LLC
## Statement of Cash Flows
## January 1, 2021 - December 31, 2021

| | | |
|---|---|---|
| Cash at beginning of period | $ | - |
| **OPERATING ACTIVITIES** | | |
| Net Income | | - |
| **INVESTING ACTIVITIES** | | |
| Net cash provided by Investing Activities | 0 | |
| **FINANCING ACTIVITIES** | | |
| Owner's Contribution | | - |
| Net cash provided by Financing Activities | | - |
| Net cash increase for period | | - |
| Cash at end of period | $ | - |

# Notes to the Financial Statements

## Note 1 - Description of the Organization

River Glen, LLC will be launched February 2022 with the release of Kentucky 10. This blend of Kentucky Straight Bourbon Whiskey will create a unique and distinguishable brand that will leave a legacy in the alcohol beverage industry. River Glen, LLC has a team in place with decades of experience to compete in the Billion-dollar Bourbon market that continues to grow. With these new products coming to market along with Kentucky 10; River Glen, LLC is positioned for accelerated growth.

## Note 2 – Subsequent Events

River Glen, LLC has evaluated subsequent events through February 26, 2023, which is the date the financial statements were available to be issued. River Glen, LLC is not aware of any material subsequent events.

## Note 3 – Entity to Continue as a Going Concern

The ability of the Company to continue as a going concern is dependent upon the success of the business plan and raising of additional capital. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**River Glen, LLC**

**Financial Statements**
**with**
**Independent Accountants' Review Report**
**December 31, 2022**

# Table of Contents

# BRIAN H. ROSENBERG
## Certified Public Accountant

**Independent Accountant's Review Report**

**Owners of**
**River Glen, LLC**

I have reviewed the accompanying financial statements of River Glen, LLC, which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in owner's equity and cash flows beginning February 1, 2022 then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to owners' financial data and making inquiries of company owners. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole.  Accordingly, I do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of River Glen, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Delray Beach, Florida

March 24, 2023

160 Congress Park Drive, Suite 117 • Delray Beach, FL 33445
Phone: 561-278-9280 • Fax: 561-431-3786 • email: bhrcpa@gmail.com

# River Glen, LLC
# Balance Sheet
# As of December 31, 2022

3

| | | |
|---|---|---:|
| **ASSETS** | | |
| **Current Assets** | | |
| **Checking/Savings** | | |
| TD Bank | $ | 28,926 |
| **Total Checking/Savings** | | 28,926 |
| **Total Current Assets** | | 28,926 |
| **TOTAL ASSETS** | | **28,926** |
| **LIABILITIES & EQUITY** | | |
| **Equity** | | |
| Owner's Contribution | | 867,100 |
| Net Income | | (838,174) |
| **Total Equity** | | 28,926 |
| **TOTAL LIABILITIES & EQUITY** | $ | 28,926 |

# River Glen, LLC
## Statements of Income
## February 1, 2022 - December 31, 2022

| | | |
|---|---|---:|
| **Ordinary Income/Expense** | | |
| Income | | |
| Sales | $ | 802,575 |
| Total Income | | 802,575 |
| Cost of Goods Sold | | |
| Cost of Goods | | 445,875 |
| Total COGS | | 445,875 |
| Gross Profit | | 356,700 |
| Expense | | |
| Auto and Truck Expenses | | 25 |
| Bank Service Charges | | 274 |
| Legal Expenses | | 6,000 |
| Manpower | | 533,138 |
| Marketing & Promotional | | 300,438 |
| Product Development | | 355,000 |
| Total Expense | | 1,194,874 |
| Net Ordinary Income | | (838,174) |
| Net Income | $ | (838,174) |

# River Glen, LLC
## Statement of Owner's Equity
### February 1, 2022 - December 31, 2022

| | | |
|---|---|---:|
| Owner's Equity at February 1, 2022 | $ | - |
| Owner's Contribution | | 867,100 |
| Net Income | | (838,174) |
| Owner's Equity at December 31, 2022 | $ | 28,926 |

# River Glen, LLC
## Statement of Cash Flows
### February 1, 2022 - December 31, 2022

| | | |
|---|---:|---:|
| Cash at beginning of period | $ | - |
| **OPERATING ACTIVITIES** | | |
| Net Income | | (838,174) |
| **INVESTING ACTIVITIES** | | |
| Net cash provided by Investing Activities | | 0 |
| **FINANCING ACTIVITIES** | | |
| Owner's Contribution | | 867,100 |
| Net cash provided by Financing Activities | | 867,100 |
| Net cash increase for period | | 28,926 |
| Cash at end of period | $ | 28,926 |

# Notes to the Financial Statements

**Note 1 - Description of the Organization**

River Glen, LLC was launched February 2022 with the release of Kentucky 10. This blend of Kentucky Straight Bourbon Whiskey will create a unique and distinguishable brand that will leave a legacy in the alcohol beverage industry. River Glen, LLC has a team in place with decades of experience to compete in the Billion-dollar Bourbon market that continues to grow. In 2022 the company sold around 3,500 cases producing $800,000 of revenue. River Glen, LLC has other great products in its pipeline with a 2$^{nd}$ quarter 2023 release. With these new products coming to market along with Kentucky 10; River Glen, LLC is positioned for accelerated growth.

**Note 2 - Summary of Significant Accounting Policies**

**Basis of presentation** – The financial statements of River Glen, LLC have been prepared on accrual basis in accordance with US GAAP.

**Cash and cash equivalents** – River Glen, LLC cash consists of cash on deposit with banks.

**Inventory** – No inventory is held.

**Income Taxes** – River Glen, LLC is not responsible for Federal Income Tax. The owners are responsible since this is a flow thru entity.

**Note 3 – Owners Equity**

Owner Brendan Feeley has contributed $667,100 since inception. In September 2022, $200,000 of equity was received in exchange for a 3% ownership from Ron P.

**Note 4 – Income Statement**

**Manpower expenses** ~ $533,000 are paid directly to a third-party company that specializes in bringing products to the US market. This company works directly with wholesalers, distributors, and the retail level.

**Marketing & Promotional expenses** ~ $300,000 cover a variety of costs. The following breakdown account for the dollars spent.

Social media - $76,000

Influencers marketing - $33,000

State discounting which promotes sales - $113,000

Retail level marketing including wearable merchandise - $78,000

**Product Development** ~ $355,000 are costs incurred to develop, design and license new product set for release in 2$^{nd}$ quarter 2023.

**Note 4 – Subsequent Events**

River Glen, LLC has evaluated subsequent events through February 26, 2023, which is the date the financial statements were available to be issued. River Glen, LLC is not aware of any material subsequent events.

**Note 5 – Entity to Continue as a Going Concern**

As shown in the accompanying financial statements, the Company incurred a net loss of $838,174 during the year ended December 31, 2022. The ability of the Company to continue as a going concern is dependent upon the success of the business plan and raising of additional capital. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*



River Glen is not live or open to the public at this moment.

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INVEST IN RIVER GLEN TODAY!

# Unique and Distinguishable Spirit Brands

River Glen brings top quality items to market in profitable, educated and nimble ways. Our Kentucky 10 Bourbon has launched in 17 states, earning over $1,125,000 in revenue in the...
**Show more**

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



KENTUCKY
10
CREATING AND GROWING BRANDS
and bringing them to market efficiently
and profitably leaving a lasting legacy
RIVER
GLEN

## $0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

## REASONS TO INVEST



- We help our Gold Medal 92-point-rated Bourbon stand out in the spirits market through established distribution relationships and informed sales and marketing analytics that come with our team's 100+ years of combined experience.
- Our customers include Citadel Beverages, BevMO, SEG (Winn-Dixie), Liquor Barn, Binnys, Total Wine & More, GoPuff, ABC liquors, Kappys, and Kroger.
- Our Kentucky 10 Bourbon has achieved over $1,125,000 in revenue in its first full year, and we are preparing to launch our new Flavored Bourbon product in the spring of 2023.





**Invest Now**
$2.21 Per Share

| RAISED | INVESTORS |
|---|---|
| $0 | 0 |
| **MIN INVEST** | **VALUATION** |
| $351.39 | $12.52M |

# Launching Outstanding Spirit Brands Through Our Network of Key Distributors



ON A MISSION
To leave a lasting legacy in the spirits industry by creating unique and distinguishable brands
KENTUCKY
10

At River Glen, our mission is to create unique and distinguishable brands that will leave a lasting legacy in the spirits industry. Our team brings 100 years of combined experience in the spirits industry and established relationships with key distributors and chains. Our first product is our Kentucky 10 Bourbon, now available in 19 states. In Kentucky 10's first full year of launch, the bourbon earned over $1,125,000 in revenue and received a Gold Medal 92-point rating from the esteemed Beverage Testing Institute. Now, we are preparing to launch our new Flavored Bourbon product and to expand sales into new states.

PRODUCT AND BUSINESS MODEL

# Helping High Quality Brands Stand Out in the National Market

There are many barriers to entry in the spirits market, and smaller, high-quality brands can often struggle to navigate the national market. We offer the agility, partnerships, and experience to bring these items to market efficiently and successfully.

**How it works:** we own 51% of Kentucky 10 Bourbon and purchase product from our 49% partner, Citadel. We believe this agreement ensures that we have the highest quality Kentucky Bourbon at the levels that we need to grow our business to meet our demands. We work with Citadel Beverages to sell the product to wholesalers throughout the country.  They then sell through distributors such as Breakthru Beverage, RNDC, Horizon Beverages, Athens Distributors, General Wholesale, General Wine and Spirits, Monsieur Touton, Johnson Brothers, and Southern Crown, among others.

THE MARKET & OUR TRACTION

## Expanding Sales in Multiple Major Markets

As we grow, we target the states with the largest markets for spirits. Kentucky 10 is currently available in the following markets: FL, GA, SC, TN, KY, IL, TX, MO, MA, MI, ND, SD, MN, IA, CA, NY, and NJ.  We plan to launch in NH, KS, and Jamaica in March and WI in May, followed by AZ, CO, and NV in the fall.

Kentucky 10 Bourbon has launched into several states creating over $1,125,000 in revenue since March 1, 2022, with 5,000 cases (58,000 bottles) sold for $225 each. We are shipping to key chain retailers in the USA such as BevMO, SEG (Winn-Dixie), ABC liquors, Kappys, Liquor Barn, Binny's, Total Wine & More, GoPuff, and Kroger.


RECEIVED A GOLD MEDAL 92 POINT RATING
from the esteemed Beverage Testing Institute
KENTUCKY
10
BEVERAGE TESTING INSTITUTE
2022
GOLD

Kentucky 10 Bourbon received a Gold Medal 92-point rating from the esteemed Beverage Testing Institute, a 30-plus year world-renowned rating firm that utilized double-blind taste tests for extreme accuracy.

WHY INVEST

## Positioning Brands for Maximum Success



JOIN US TODAY
as we continue to build on the early success of Kentucky 10 Bourbon and more innovative spirit brands to come
KENTUCKY
10

Our 100+ years of combined experience in the spirits industry gives us the key strategic relationships and know-how to launch our high-quality products in national markets. This raise will enable us to expand our production, marketing, and staffing. We will focus on growing our distribution network, especially in strong markets already driving re-orders. We will also launch our flavored whiskey item in the coming months.

Join us as we continue to build on the early success of Kentucky 10 Bourbon and more innovative spirit brands to come.

## ABOUT

HEADQUARTERS
**14545 S Military Trail J190**
**Delray Beach, FL 33484**

WEBSITE
**View Site**

River Glen brings top quality items to market in profitable, educated and nimble ways. Our Kentucky 10 Bourbon has launched in 17 states, earning over $1,125,000 in revenue in the 2022 calendar year.

## TEAM

**Brendan Feeley**
**Founder & Chief Executive Officer**

Mr. Feeley has spent 31 years in the beverage business, 17 of those years with Brown- Forman, beginning in New York City and followed by various roles of increasing responsibility throughout the United States. During his tenure he lived in New York, Massachusetts, Florida, Atlanta, San Francisco, New Jersey, and Ohio. He then managed the 31 Eastern US states for Phillips Distilling for 10 years. Mr. Feeley was Chief Commercial Officer of a non alcoholic beverage company for two years prior to launching River Glen LLC. Mr. Feeley is responsible

**Lawrence M Sheppard**
**EVP of Sales**

Larry has been in the Beverage Industry for 38 years in both the Wholesale and Manufacturing tiers. Scaled in Spirits, Wine, Beer and non-alcoholic beverages in top managerial positions for SGWS, Phillips, Coors, Romano Bros, and Citadel Beverages.

Larry works 30 hours per week for River Glen Cocktails, Inc.



Glen LLC. Mr. Feeley is responsible
for managing all operations of the
Company.

# TERMS
**River Glen**

## Overview

PRICE PER SHARE
**$2.21**

VALUATION
**$12.52M**

FUNDING GOAL ⓘ
**$15k - $1.23M**

## Breakdown

MIN INVESTMENT ⓘ
**$351.39**

OFFERING TYPE
**Equity**

MAX INVESTMENT ⓘ
**$1,234,998.83**
Company.

SHARES OFFERED
**Class B Common Stock**

# TERMS
**River Glen**

## Overview

PRICE PER SHARE
**$2.21**

VALUATION
**$12.52M**

FUNDING GOAL ⓘ
**$15k - $1.23M**

## Breakdown

MIN INVESTMENT ⓘ
**$351.39**

OFFERING TYPE
**Equity**

FUNDING GOAL ⓘ
**$15k - $1.23M**

## Breakdown

MIN INVESTMENT ⓘ
**$351.39**

OFFERING TYPE
**Equity**

MAX INVESTMENT ⓘ
**$1,234,998.83**

SHARES OFFERED
**Class B Common Stock**

MIN NUMBER OF SHARES OFFERED
**6,787**

MAX NUMBER OF SHARES OFFERED
**558,823**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Memorandum

Financials

Risks

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**<u>Investment Incentives & Bonuses*</u>**

<u>Time-Based Perks</u>

*Friends and Family - First 72 hours | 10% bonus shares*

*Super Early Bird - Next 72 hours | 10% bonus shares*

*Early Bird Bonus - Next 7 days | 5% bonus shares*

<u>Volume-Based Perks</u>

*Tier 1 Perk — Invest $500+ and receive a Kentucky 10 Hat*

*Tier 2 Perk — Invest $1000+ and receive a Kentucky 10 Hat and Tshirt*

*Tier 3 Perk — Invest $5,000+ and receive a Kentucky 10 Golf Shirt, two hats and two t-shirts.*

*Tier 4 Perk — Invest $10,000+ and receive 2 cases of Kentucky 10 Bourbon 4 Golf shirts and two hats + 5% bonus shares*

*Tier 5 Perk — Invest $25,000+ and receive 6 cases of Kentucky 10 Bourbon 6 golf shirts, 6 hats, 6 t-shirts and a Kentucky 10 bartender party + 10% bonus shares*

*Tier 6 Perk — Invest $50,000+ and receive 18 cases of Kentucky 10 Bourbon and brand owner distillery tour and tasting + 15% bonus shares*

*\*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**<u>The 10% StartEngine Owners' Bonus</u>**

*River Glen Cocktails, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.*

*This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.21 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $221. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.*

*This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.*

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

*Irregular Use of Proceeds*
*Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.*

# ALL UPDATES

Show More Updates

# REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into River Glen.

# JOIN THE DISCUSSION

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to this investment?

# HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*



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**Important Message**

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Kentucky 10 is crafted in the heart of bourbon country, where the weather, water and soil are ideal for making the best bourbon in the world.

We use 100% Kentucky grown corn all farmed within a 50-mile radius of our distillery. We've built deep relationships with farmers whose families have been growing for more than 100 years.

Wheated Small Batch bourbon made for smooth sipping. 2022 Gold Medal Exceptional Award Winner.

Kentucky 10 Bourbon is a product of River Glen Cocktails.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# Delaware

## The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "RIVER GLEN COCKTAILS, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2023, AT 12:57 O`CLOCK P.M.*





Jeffrey W. Bullock, Secretary of State

7442338  8100
SR# 20231807096

Authentication: 203278272
Date: 05-04-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:57 PM 05/04/2023
FILED 12:57 PM 05/04/2023
SR 20231807096 - File Number 7442338

# CERTIFICATE OF INCORPORATION OF RIVER GLEN COCKTAILS, INC.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "**DGCL**"), certify as follows:

1. The name of the corporation is **RIVER GLEN COCKTAILS, INC**. (the "**Corporation**").

2. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801 – County of New Castle. The name of the registered agent of the Corporation at such address is National Registered Agents, Inc.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 10,000,000 shares of capital stock, consisting of:

(a) 8,500,000 shares of common stock, $0.001 par value per share ("**Common Stock**"), (i) of which 7,500,000 are designated as Class A Common Stock ("**Class A Common Stock**") and (ii) 1,000,000 are designated as Class B Common Stock ("**Class B Common Stock**") and

(b) 1,500,000 shares of preferred stock, $0.001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

(A) *Common Stock - Generally.* The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class B Common Stock are identical with those of the Class A Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Class A Common Stock and Class B Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(B) *Class A Common Stock.* Except as otherwise required by law or this Certificate of Incorporation (the "**Certificate of Incorporation**"), the holders of the Class A Common Stock shall possess exclusively all voting power, and each holder of Class A Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(C)    *Class B Common Stock.* Except as otherwise required by law, shares of Class B Common Stock shall be non-voting; provided that so long as any shares of Class B Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock at a meeting of the holders of Class B Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Class A Common Stock) the preferences, rights or powers of the Class B Common Stock.

(D)    *Preferred Stock.* The board of directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

5.    The name and mailing address of the incorporator(s) of the Corporation are:

| Name | Mailing Address |
| --- | --- |
| Brendan Feeley | 14545 S. Military Trail J190 |
|  | Delray Beach, FL 33484 |

6.    Unless and except to the extent that the by-laws of the Corporation (the **"By-Laws"**) shall so require, the election of directors of the Corporation need not be by written ballot. The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

7.    To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Paragraph 7 to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation, as applicable, shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

No amendment to, modification of, or repeal of this Paragraph 7 shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment, modification or repeal.

8.    The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. The Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL. Any amendment, repeal, or modification of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

The Corporation may pay the expenses (including attorneys' fees) incurred by a Covered Person, in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Paragraph 8 or otherwise.

If a claim for indemnification or advancement of expenses under this Paragraph 8 is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

The rights conferred on any person by this Paragraph 8 shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

Any repeal or modification of the foregoing provisions of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Covered Person and such person's heirs, executors and administrators.

9.      In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws or adopt new By-Laws without any action on the part of the stockholders; provided that any By-law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

10.     The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation or the By-Laws, from time to time, to amend, alter, or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

11.     Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the DGCL.

12.     Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation, or the By-Laws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Paragraph 12.

13.     The Corporation hereby renounces pursuant to Section 122(17) of the DGCL any interest or expectancy in, or being offered an opportunity to participate in, any business opportunity or classes or categories of business opportunities that are presented to any of the Corporation's non-employee directors or any of their affiliates (together, an **"Identified Person"**) which may be a corporate opportunity for such Identified Person and the Corporation or any of its affiliates. In the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its affiliates, such Identified Person shall, to the fullest extent permitted by the DGCL, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its affiliates and, to the fullest extent permitted by the DGCL, shall

not be liable to the Company, its affiliates or its stockholders for breach of any fiduciary duty as a stockholder or director of the Company solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person or does not present such corporate opportunity to the Corporation or its affiliates. Notwithstanding the foregoing, the Corporation does not renounce its interest or expectancy in any corporate opportunity offered to any Identified Person if such opportunity is expressly offered to such Identified Person solely in his or her capacity as a director of the Corporation, and the foregoing provisions of this Paragraph 13 shall not apply to any such corporate opportunity.

---

I, the undersigned, being the Incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this ____ day of May, 2023.

**Incorporator:**

By _/s/ Brendan Feeley_____ ,
BRENDAN FEELEY